Type:  425
Sequence:  1
Description:  Rule 425 Communications



                                    Filed by Lycos, Inc.
                                    Pursuant to Rule 425
                                    under the Securities Act of 1933
                                    Commission File Number 0-27830
                                    Subject Company: Terra Networks, S.A.



          This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein address future financial and operating results and the benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that our businesses will not be integrated successfully; costs related to the merger; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; and failure to obtain necessary stockholder approvals for the merger. For a detailed discussion of these and other cautionary statements, please refer to Lycos' and Terra's filings with the Securities and Exchange Commission.

          Investors and security holders are urged to read the proxy statement/prospectus regarding the merger when it is finalized and becomes available, because it will contain important information. Lycos and Terra will file the proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the final proxy statement/prospectus (when it is available) and other documents filed by Lycos and Terra with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Lycos or Terra.

                                                                   Lycos, Inc.
                                                        400-2 Totten Pond Road
                                                             Waltham, MA 02451
                                                             Tel: 781-370-2700
                                                             Fax: 781-370-2600
                                                Internet: http://www.lycos.com

Contacts:
         Brian Payea                                 Mike Failla
         Lycos, Inc.                                 Shandwick Technologies
         781-370-2885                                617-351-4151
         bpayea@lycos.com                            Mfailla@shandwick.com

For Immediate Release

  LYCOS ADVANCES WIRELESS PLATFORMS WITH LAUNCH OF LYCOS
ANYWHERE(TM)

           Lycos WAP Search to Boast Largest WAP Catalog on the Web

 Device-Agnostic Strategy Delivers Common Experience Regardless of Device Type


WALTHAM, Mass., July 18, 2000 -- Lycos, Inc. (NASDAQ: LCOS), the Internet's leading multibrand network, today announced the launch of its comprehensive wireless initiative, Lycos Anywhere(TM), a group of products and services that connect Lycos users to information from across the Lycos Network via their wireless devices, wherever they go. Lycos Anywhere will soon feature the first Wireless Application Protocol (WAP) search from any major portal, and a comprehensive wireless driving direction service. Lycos Anywhere leverages the powerful My Lycos personalization platform and is built using a device-agnostic philosophy that ensures a common user experience regardless of the device or carrier. Users can start their Lycos Anywhere experience from their My Lycos start page or by visiting http://anywhere.lycos.com.

"Lycos Anywhere is the most comprehensive wireless offering of any major portal, with an effective combination of content, search, e-commerce and applications," said Ron Sege, executive vice president of Lycos. "The wireless market is exploding as more and more users adopt new value-added tools. It's a worldwide phenomenon, and Lycos's global infrastructure positions us to take a leadership role in the marketplace."

Today's launch complements the May 16, 2000 announcement by Lycos and Terra Networks of their intention to merge into a new company, Terra Lycos. Terra Lycos will have access to Terra's parent company Telefonica's extensive communications infrastructure of more than 60 million customers globally, including 21 million wireless customers. After completion of the transaction, Terra Lycos will own nearly half of a new wireless joint venture being established in partnership with Telefonica. Lycos Anywhere will contribute products and services including its powerful personalization platform. Combining the mobile efforts of the companies will allow them to speed time to market, and also provide best-of-breed mobile products for the current Lycos, Terra and Telefonica user bases.

Lycos's wireless strategy is centered on the concept that users want one unified experience for SMS, WAP, voice and traditional desktop Internet access regardless of what device they use to retrieve Lycos content and services. Users wish to experience a common navigation approach as they switch from device to device, computer to WAP phone, etc. My Lycos, the personalization platform that allows millions of users to determine what information is delivered to their desktops in what order, will provide the commonality of experience regardless of device. Users set up their My Lycos profiles from their computers, cell phones, or even payphones, and easily outline the information they seek, choosing from a list that includes news, sports, stocks, entertainment, weather and many more categories.

"Personalization is the key to customer satisfaction when you must deliver information to a limited device space," said Jason Pavona, director of wireless strategy and personalization for Lycos. "Lycos Anywhere lets the user decide what information is most important, and that information is formatted specifically for each device, maximizing the efficiency, and therefore the satisfaction, of the experience."

Lycos is the first portal to announce a comprehensive WAP search, to launch in August. In addition to an editorially generated directory of WAP-enabled pages, Lycos users will be able search the Web's largest catalog of WAP sites to locate the information they need where they need it.

A comprehensive driving direction and business locator service will also be available to Lycos Anywhere users with the upcoming integration of Map Blast! and Brand Finder from Vicinity Corporation, through an agreement announced separately today.

Lycos is the first major portal to offer for sale branded wireless devices and services with the launch of Lycos Wireless Marketplace
(http://www.cellphones.lycos.com), an e- commerce destination. Lycos-branded cellular phones including WAP enabled devices, pagers, wireless enabled personal digital assistants (PDAs) and service agreements will be available through the site and marketed across the Lycos Network of Web sites.

Lycos's commitment to the wireless space additionally includes significant investment in best-of-breed technology and services providers whose goals and market strategies closely align with Lycos Anywhere's. LycosLabs, the first business incubator launched by a major portal, announced June, 2000 that its first investment was made in thinkingBytes.com, a new wireless provider of applications for the PDA market. Early stage investments such as this will provide the Lycos Network with innovative technology ensuring a leadership position in the rapidly growing wireless space.

About Lycos, Inc.
Founded in 1995, Lycos, Inc. is a leading Web media company and owner of the Lycos Network, one of the most visited hubs on the Internet reaching nearly one out of every two U.S. Web users. The Lycos Network is a unified set of Web sites, attracting a diverse audience by offering a variety of services, including leading Web search and navigation resources; Web community and communications services including free homepage building, free Web-based e-mail, clubs, chat, instant messaging; a personalized My Lycos start page; a comprehensive shopping center featuring more than 3,100 merchants; and an assortment of compelling content such as games, music, news, fun and educational information and activities for kids as well as information about investing, technology, entertainment, sports, small business, travel and more. The Lycos Network is composed of Lycos.com, Tripod, WhoWhere, Angelfire, MailCity, HotBot, HotWired,

Wired News, Webmonkey, Sonique, Quote, Gamesville and Lycos Zone.
Headquartered near Boston in Waltham, Mass., Lycos, Inc. is a global Internet leader with a major presence throughout the U.S., Europe, Asia, Canada and Latin America.

On May 16, Lycos, Inc. entered into a definitive agreement with Terra Networks, S.A. (MC: TRR; NASDAQ: TRRA), a global Internet company and the leading provider of Internet access and interactive content and services to the Spanish- and Portuguese- speaking world, under which Terra will acquire Lycos in a stock-for-stock transaction. Upon completion of the transaction, Lycos shareholders will own approximately 41.6% to 49.9% of the new company, Terra Lycos. The formation of Terra Lycos is subject to shareholder and regulatory approval.

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein address future financial and operating results and the benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that our businesses will not be integrated successfully; costs related to the merger; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; and failure to obtain necessary stockholder approvals for the merger.

For a detailed discussion of these and other cautionary statements, please refer to Lycos's and Terra's filings with the Securities and Exchange Commission.

Investors and security holders are urged to read the proxy statement/prospectus regarding the merger when it is finalized and becomes available, because it will contain important information. Lycos and Terra will file the proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the final proxy statement/prospectus (when it is available) and other documents filed by Lycos and Terra with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Lycos or Terra.

                                      ###

(C)2000 Lycos, Inc. - Lycos(R)is a registered trademark of Carnegie Mellon University. All other trademarks or service marks mentioned herein are those of Lycos or their respective owners. All rights reserved.